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SI 18000976

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SEC FILE NUMBER
8 - 48279

ANNUAL AUDITED REPORT FORM X-17A-5 ~~PART III~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YYYY) AND ENDING 12/31/2017 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Handelsbanken Markets Securities,Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue - 4th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Sobel - FinOp — 212-751-4422 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name -- *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BW

OATH OR AFFIRMATION

I, Richard Sobel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Handelsbanken Markets Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

FinOp
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Svenska Handelsbanken AB)

CONTENTS

For the Year Ended December 31, 2017

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Handelsbanken Markets Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Handelsbanken Markets Securities, Inc. (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
February 23, 2018

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Svenska Handelsbanken AB)

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS	
Cash and cash equivalents	$ 7,284,126
Due from brokers and dealers	3,709,130
Receivables from customers	2,267,878
Property and equipment, net	14,798
Prepaid income taxes	25,239
Other assets	242,478
	$ 13,543,649
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to customers	$ 3,657,416
Due to brokers and dealers	2,267,878
Due to affiliates	380,325
Deferred bonus	1,302,387
Accounts payable and accrued expenses	466,177
Total liabilities	8,074,183
Liabilities subordinated to claims of general creditors	2,000,000
Stockholder's Equity	
Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	13,099,990
Accumulated deficit	(9,630,534)
Total stockholder's equity	3,469,466
	$ 13,543,649

1. Nature of business and summary of significant accounting policies

Handelsbanken Markets Securities, Inc. (the "Company"), a wholly-owned subsidiary of Svenska Handelsbanken AB (the "Parent"), was incorporated in the State of Delaware on January 9, 1995. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages primarily in equity brokerage services.

The Company acts as a chaperoning broker-dealer pursuant to Rule 15a-6 for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through the Parent and affiliates. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are collected by the Parent and remitted to the Company monthly.

All domestic securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to the customers' securities.

Cash and Cash Equivalents

The Company considers its holdings in bank money market accounts to be cash equivalents.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Receivable from Customers

Amounts receivable from customers includes monies due on cash and margin transactions.

Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	**Estimated Useful Life**	**Principal Method**
Furniture and fixtures	5-7 years	Straight-Line
Computer equipment	5 years	Straight-line

Deferred Bonus

The Company typically defers 40% of the current year bonus pool for three years. The deferred bonus is paid in March of the subsequent year and with the year's current bonus payout.

1. Nature of business and summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade date-basis.

Commission Income

Commission income is recorded on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades are also recorded on a trade-date basis.

Research Income

Research income represents monies received on behalf of customers for research services provided, and is recorded as earned.

Advisory Fee Income

Advisory fee income is monies received by facilitating corporate debt deals sourced by the New York branch, and is recorded as earned.

Fair Value of Financial Instruments

At December 31, 2017, the carrying value of the Company's financial instruments, such as, due from broker and dealers, receivables from customers approximate their fair values due to the nature of their short term maturities.

Revenue Recognition – Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the prior revenue recognition requirements. Under the new guidance, an entity should recognize revenue to depict the fees and commissions for services rendered to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for these services rendered. ASU 2014-09 also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-

1. Nature of business and summary of significant accounting policies (continued)

than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Liabilities subordinated to claims of general creditors

At December 31, 2017, the Company had a $2,000,000 subordinated loan agreement with its Parent which was in accordance with an agreement approved by FINRA. The subordinated loan matures on January 3, 2022 and bears interest at 2.96% per annum. Interest expense related to this loan amounted to $59,000 for the year ended December 31, 2017.

3. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company has elected to compute its net capital requirement, pursuant to SEC Rule 15c3-1, which requires minimum net capital of $250,000. At December 31, 2017, the Company's net capital was approximately $5,075,000, which was approximately $4,825,000 in excess of its minimum net capital requirement of $250,000.

4. Exemption from Rule 15c3-3

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 pursuant to the ememptive provision of sub-paragraph (k)(2)(i), since it settles all transactions on a delivery versus payment or receive versus payment basis.

5. Income taxes

At December 31, 2017, the Company has various book to tax differences including a federal net operating loss carryforward ("NOL") of approximately $8,981,000 for federal income tax purposes and $7,259,000 and $7,227,000 for New York State and New York City income tax purposes respectively. In recognition of the uncertainty regarding the ultimate amount of income tax benefit to be derived, the Company has recorded a valuation allowance for the full amount of the deferred tax asset at December 31, 2017. The Company's current and deferred federal and state income tax expense was zero and differs from the expected statutory rate primarily due to the full valuation allowance established on the deferred tax assets for the year ended December 31, 2017.

The Company recorded minimum and capital taxes for the year ended December 31, 2017, due to its net operating loss for Federal, New York State, and New York City income tax purposes. The Company has historically incurred NOLs and maintains a full valuation allowance against the net deferred tax assets.

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2017 are as follows:

Deferred tax assets, net:	
NOL	$ 2,764,097
Vacation	$ 11,474
Bonus accrual	$ 378,818
Depreciation	$ (1,920)
	$ 3,152,469
Valuation Allowance	(3,152,469)
	$ -

The Tax Cut and Jobs Act ("Tax Act") was enacted on December 22, 2017. The Tax Act reduces the U.S. corporate rate from 35% to 21% beginning in 2018. The Company remeasured its deferred tax assets based on the rates at which they are expected to reverse in the future, which is 21%. As a result, the Company recorded a decrease related to deferred tax assets of $916,777, with a corresponding adjustment to valuation allowance for the year ended December 31, 2017.

6. Concentrations of credit risk

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

The Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of the brokers and dealers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institutions with which it conducts business is unable to fulfill contractual obligations on its behalf.

7. Related party transactions

During the normal course of business, the Parent provides and accounts for a portion of the Company's business activities.

The Company received commission income of approximately $4,096,000 for the year ended December 31, 2017, from the Parent relating to transactions with the Parent and affiliates. Commissions' receivable from the Parent amounted to approximately $52,000 at December 31, 2017 and is included in receivables from brokers and dealers in the accompanying statement of financial condition. In addition, the Company clears all of its customer transactions in foreign securities through the Parent and affiliates. The related clearance fees charged by the Parent and affiliates amounted to approximately $1,856,000 for the year ended December 31, 2017 and are included in floor brokerage, exchange, and clearance fees in the accompanying statement of operations.

Pursuant to a service agreement between the Company and Svenska Handelsbanken New York Branch (the "Branch"), an affiliate, the Branch allocates expenses to the Company based on expenses incurred by the Branch on behalf of the Company related to its daily operations. Expenses allocated to the Company by the Branch were approximately $848,000 for the year ended December 31, 2017, and are included in the accompanying statement of operations. The Company has an amount due to affiliates of approximately $380,000 at December 31, 2017, representing both allocated and other expenses paid by the Branch principally for December 2017.

8. Employee benefit plan

Money Purchase Plan

The Company maintains a money purchase plan (the "Plan") which covers all current employees. Annual contributions to the Plan are at the sole discretion of the Company. During the year, the Company contributed 10% of each employee's annual salary, up to a maximum of $27,000 per employee, to the Plan. The Company recorded contributions expenses of approximately $182,000 for the year ended December 31, 2017, related to its contribution to the Plan, which is included in employee compensation and benefits in the accompanying statement of operations.